Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

July 11, 2022

The following changes were made in this Amendment:

Changes to Question 13B

TURQUOISE GLOBAL HOLDINGS EUROPE B.V. – Added to Execute or Trade section